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                                                                       EXHIBIT 2
                                     [LOGO]

                          NORTH AMERICAN VACCINE, INC.

                                November 12, 1998


BioChem Pharma, Inc.
275 Armand-Frappier Blvd.
Laval, Quebec
Canada H7V 4A7

         Re:      4.5% CONVERTIBLE SECURED NOTES

Dear Sir or Madam:

     We are now in receipt of and have accepted your subscription to purchase a 4.5% Convertible Secured Note ("Note") from North American Vaccine, Inc. ("Company") in the aggregate principal amount of U.S. $9,000,000. The closing for this offering will take place on November 12, 1998 beginning at 9 a.m. at the offices of Kirkpatrick & Lockhart LLP, 1251 Avenue of the Americas, New York, New York 10020.

     At or prior to closing, please remit the above indicated amount to the Company in accordance with the attached wire instructions or in person at closing by certified check in same day funds payable to the Company. Upon confirmation of receipt of your payment, Bankers Trust Company, as Trustee, will authenticate your Note and the Company will deliver such Note to you at the address and in the name and denomination indicated in your Subscription Agreement.

     If you have not already done so, please contact Lawrence J. Hineline of the Company at (410) 309-7265 to confirm your manner of payment and to ask any questions related to the closing.

                                              Sincerely,

                                              NORTH AMERICAN VACCINE, INC.
                                              By: /s/ LAWRENCE J. HINELINE
                                                  -----------------------------
                                                      Lawrence J. Hineline
                                                      Vice President-Finance

10150 Old Columbia Road Columbia, MD 21046 Phone 410-309-7100 Fax 410-309-4077